EXHIBIT 99.1

Aeterna Zentaris Appoints Michael Teifel, Ph.D. as Senior Vice President, Non-Clinical Development and Chief Scientific Officer

– Over 20 years of industry experience in translating research into clinical development in a wide range of therapeutic areas of endocrinology and oncology

CHARLESTON, S.C., May 3, 2021 — Aeterna Zentaris Inc. (NASDAQ: AEZS) (TSX: AEZS) (“Aeterna” or the “Company”), a specialty biopharmaceutical company commercializing a diversified portfolio of pharmaceutical and diagnostic products, today announced the appointment of Michael Teifel, Ph.D. as Senior Vice President, Non-Clinical Development and Chief Scientific Officer.

Dr. Teifel is a leading industry executive with a career spanning over 20 years in various therapeutic areas, including endocrinology and oncology. He has deep experience in translating research into clinical development. Over the course of his career, he has gained particular expertise in the design and implementation of non-clinical development programs for small molecule drugs, peptides, targeted therapies, and biologics, as well as in the continued non-clinical evaluation of drug candidates for global registration.

“We are very pleased to welcome back Dr. Teifel to Aeterna Zentaris,” commented Dr. Klaus Paulini, Chief Executive Officer of Aeterna. “He has vast knowledge and expertise, including having played an integral role for the Company previously in the development and registration of macimorelin, which is now the first and only U.S. FDA and European Commission approved oral test indicated for the diagnosis of adult growth hormone deficiency. We believe he is a valuable asset to the team as we look to advance our diversified pipeline of pharmaceutical and diagnostic products.”

Dr. Teifel joins Aeterna Zentaris having held various positions in industry with increasing responsibilities in pharmacology, pharmacokinetics, toxicology and translational sciences. He began his career in industry at Roche Diagnostics in the area of delivery systems / non-viral gene therapy. In 1999, Dr. Teifel joined the biotech start-up, Munich Biotech in Martinsried, Germany as a co-founder. As head of pharmacology & toxicology, he was responsible for the evaluation and non-clinical development of a novel vascular targeting technology for the development of anti-tumor diagnostics and therapeutics. In 2004, Dr. Teifel started his first term at Aeterna Zentaris where he held several positions in the field of preclinical development and translational research. In his capacity he was, among others, responsible for preparation of the non-clinical dossier for registration of macimorelin in the U.S. and EU in the indication AGHD. In 2019, Dr. Teifel left Aeterna Zentaris to pursue his career in non-clinical research and development at Cleara Biotech in Utrecht, The Netherlands. As head of translational sciences at Cleara Biotech, he was responsible for translating research on anti-senescent drugs into pre-clinical development in age-related diseases and late-stage cancer.

Dr. Teifel holds a degree in biology and his Ph.D. from the Technical University of Darmstadt, Germany.

About Aeterna Zentaris Inc.

Aeterna Zentaris is a specialty biopharmaceutical company developing and commercializing a diversified portfolio of pharmaceutical and diagnostic products focused on areas of significant unmet medical need. The Company’s lead product, macimorelin, is the first and only U.S. FDA and European Commission approved oral test indicated for the diagnosis of adult growth hormone deficiency (AGHD). The Company is leveraging the clinical success and compelling safety profile of macimorelin to develop it for the diagnosis of childhood-onset growth hormone deficiency (CGHD) in collaboration with Novo Nordisk.

Aeterna Zentaris is dedicated to the development of therapeutic assets and has recently taken steps to establish a growing pipeline to address unmet medical needs across a number of indications, including neuromyelitis optica spectrum disorder (NMOSD), primary hypoparathyroidism and neurodegenerative disease. Additionally, the Company is developing an oral prophylactic bacterial vaccine against SARS-CoV-2, the virus that causes COVID-19.

For more information, please visit www.zentaris.com and connect with the Company on Twitter, LinkedIn and Facebook.

Forward-Looking Statements

This press release contains statements that may constitute forward-looking statements within the meaning of U.S. and Canadian securities legislation and regulations and such statements are made pursuant to the safe-harbor provision of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “potential,” “possible,” and similar expressions. Such statements, based as they are on current expectations of management, inherently involve numerous risks, uncertainties and assumptions, known and unknown, many of which are beyond our control. Forward-looking statements in this press release include, but are not limited to, those relating to: Aeterna’s expectation with respect to Study P02 (including the ability to commence in the second quarter of 2021, to enroll subjects in the USA or elsewhere in Study P02, and expectations that Study P02 are suitable to support a claim (regulatory approval) for potential stand-alone testing with macimorelin); Aeterna’s expectation that, upon receipt of pricing and reimbursement approvals, macimorelin will be marketed in Europe and the United Kingdom; the aims and details of the pre-clinical and potential clinical studies involving the potential use of macimorelin to treat an undisclosed neurodegenerative disease being conducted by Queensland University; the potential of the coronavirus vaccine platform technology licensed from Julius-Maximilians-University (and any vaccine candidates using that technology) to be effective as a vaccine against COVID-19 (SARS-CoV-2) or any other coronavirus disease or to offer an alternative to other approved vaccines against COVID-19; the ability to obtain approval to commence any clinical trial or the timeline to develop any potential vaccine and the characteristics of any potential vaccine; plans regarding the DC-PTH fusion polypeptides licensed from the University of Sheffield, plans regarding AIM Biologicals in-licensed from Julius-Maximilians-University and the potential to treat NMOSD; and Aeterna’s intentions with respect to growth opportunities and its business focus, including with respect to its cash position and development pipeline (including the ability to accelerate its development pipeline).

Forward-looking statements involve known and unknown risks and uncertainties, and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such risks and uncertainties include, among others, our reliance on the success of the pediatric clinical trial in the European Union and U.S. for Macrilen™ (macimorelin); the commencement of Study P02 may be delayed or we may not obtain regulatory approval to initiate that study, we may be unable to enroll the expected number of subjects in Study P02 and the result of Study P02 may not support receipt of regulatory approval in CGHD, we may be delayed or unsuccessful in obtaining pricing and reimbursement approvals in Europe and the UK to market macimorelin; the coronavirus vaccine platform technology (and any vaccine candidates using that technology) licensed from Julius-Maximilians-University has never been tested in humans and so further pre-clinical or clinical studies of that technology and any vaccine developed using that technology may not be effective as a vaccine against COVID-19 (SARS-CoV-2) or any other coronavirus disease; that the timeline to develop a vaccine may be longer than expected; that such technology or vaccines may not be capable of being used orally, may not have the same characteristics as vaccines previously approved using the Salmonella Typhi Ty21a carrier strain; results from ongoing or planned pre-clinical studies of macimorelin by Queensland University or for our other products under development may not be successful or may not support advancing the product to human clinical trials; our ability to raise capital and obtain financing to continue our currently planned operations; our now heavy dependence on the success of Macrilen™ (macimorelin) and related out-licensing arrangements and the continued availability of funds and resources to successfully commercialize the product, including our heavy reliance on the success of the License Agreement with Novo Nordisk; the global instability due to the global pandemic of COVID-19, and its unknown potential effect on our planned operations; our ability to enter into out-licensing, development, manufacturing, marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect. Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties, including those risks discussed in our Annual Report on Form 40-F and annual information form, under the caption “Risk Factors”. Given the uncertainties and risk factors, readers are cautioned not to place undue reliance on these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or applicable law.

No securities regulatory authority has either approved or disapproved of the contents of this news release. The Toronto Stock Exchange accepts no responsibility for the adequacy or accuracy of this release.

Investor Contact:

Jenene Thomas

JTC Team

T (US): +1 (833) 475-8247

E: aezs@jtcir.com